UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

News Release

NEWS RELEASE for March 22, 2004 at 7:35 AM EST
Contact:	Allen & Caron Inc	MFC Bancorp Ltd.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Kari Paskewicz (media)
(630) 759-9640
kari@allencaron.com

MFC BANCORP LTD. ACQUIRES CONTROL OF MED NET INTERNATIONAL SHANGHAI,

Provider of Medical Services adds to MFC's Platform of Business Activity in China

NEW YORK CITY (March 22, 2004) ... MFC Bancorp Ltd (Nasdaq:MXBIF and Frankfurt Stock Exchange: MFC GR) announced that it has acquired the controlling interest in Shanghai-based Med Net International Ltd. (MedNet). MFC increased its holdings from 666,502 (representing 19.2% of the issued and outstanding shares) to 1,890,393 common shares (representing 54.5% of the issued and outstanding shares) by acquiring 1,223,891 common shares of MedNet (representing 35.3% of the issued and outstanding shares). MFC purchased the shares in open market transactions through the Pink Sheets, LLC. The cash purchase price was US$2.2 million. MFC may from time to time acquire additional common shares of MedNet.

MedNet operates eight, and is in the process of building four more, technologically advanced eye care centers in China. MedNet also imports and provides to patients and hospitals in China, medical supplies, including intraocular lenses, visco-elastic for cataract surgery, sutures, blades and certain ophthalmic and aesthetic products. MedNet generates approximately US$1.25 million free cash on revenues of approximately US$7 million on an annualized basis, based on unaudited financial results for the nine-month period ended September 30, 2003.

MFC President Michael J. Smith commented, "China has the world's largest population, and is potentially the largest user of medical services in the world. MedNet is a sophisticated, western-style provider of advanced eye care through a variety of modalities, including the latest surgical procedures. Its Hangzhou-based Eye Center has demonstrated a level of professionalism in patient care that has been widely admired, and we look to make that care available much more broadly. With this acquisition our own growing presence in China will make new opportunities available for this company's growth. This adds to the synergy between the companies. The experience of their management will enhance our capabilities in a growing but challenging market."

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MFC BANCORP LTD. / MED NET INTERNATIONAL LTD.

About MedNet International Ltd.

MedNet's primary business is the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China. Under such cooperative joint venture agreements, the hospitals provide the necessary space to operate the centers, and the Company provides the centers with specialized medical equipment, training and supervision with respect to certain surgical procedures, marketing expertise and management services. MedNet generally retains ownership of the equipment it supplies to the centers during the term of the agreements.

About MFC Bancorp Ltd.

MFC Bancorp Ltd., through its various subsidiaries, operates in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/ Michael J. Smith

Michael J. Smith, President

Date: March 22, 2004